Exhibit 99.2

Genius Group Releases Updates on AI Education and Digital Banking Plans

Company focus on fast growing sectors of AI and regulated digital banking - 171% revenue growth in Q1 2026 year-over-year, gross profit growth of 228%

SINGAPORE, May 12, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today released two investor presentations to update investors on the Company’s accelerating growth in AI education and its strategic entry into regulated digital banking and stablecoin issuance through its investment in Jewel Bank.

Genius Group progresses plans to be a Permitted Payment Stablecoin Issuer, launch GEMs (Genius Education Merits) blockchain-based tokens rewards for students, build Digital Asset Service Provider capabilities with Jewel Bank investment

In April 2026, Genius Group acquired a 9.9% equity stake in Jewel Bank, Bermuda’s only dual-licensed digital bank, through an $8 million registered direct offering with American Ventures LLC as lead investor. The Jewel Bank Investor Presentation provides a detailed overview of this landmark transaction and the strategic opportunity it represents for Genius Group and its shareholders.

Jewel Bank holds both a full Bermuda Monetary Authority (BMA) banking license and a Class F Digital Asset Business Act (DABA) license - the only institution in Bermuda with both. This dual license positions Jewel Bank as a Permitted Payment Stablecoin Issuer under the US GENIUS Act, which was signed into law on July 18, 2025, establishing the first comprehensive federal regulatory framework for stablecoins in the United States.

Jewel Bank Investor Presentation: Digital Banking and Stablecoin Opportunity

Key highlights from the Jewel Bank presentation include:

●	$1.9 Trillion to $4 Trillion Stablecoin Market: Stablecoins are the fastest-growing segment of digital finance. Total stablecoin market capitalization exceeded $310 billion in May 2026, with transaction volumes of $33 trillion in 2025 - surpassing Visa. Citi projects the market will reach $1.9 trillion to $4 trillion by 2030.

●	JUSD Stablecoin: Jewel Bank is developing JUSD, a USD-denominated stablecoin with 1:1 reserves backed by cash and US Treasury bills, designed for full GENIUS Act compliance with bank-issued credibility. Target launch is H2 2026.

●	Competitive Positioning: Jewel Bank’s dual-licensed status places it alongside institutions such as Circle ($28 billion market cap), Paxos ($1 billion+ private valuation), and Sygnum Bank ($1 billion unicorn). GNS is the only NYSE-listed equity offering public market investors direct exposure to a fully-licensed digital bank and stablecoin issuer.

●	American Ventures as Lead Investor: The $8 million registered direct offering was led by American Ventures LLC, a New York-based investment firm with over $1.4 billion in transactions across 21 vehicles, focused on AI, crypto, drones, and digital banking. Of the proceeds, $5 million has been directed to fund Jewel Bank operations toward launch.

●	Product Suite: Beyond the JUSD stablecoin, Jewel Bank is building Jewel Settle (real-time digital asset settlement infrastructure), core banking services (accounts, payments, custody), and Banking-as-a-Service capabilities enabling white-label stablecoin and banking infrastructure for enterprise clients.

The presentation outlines Genius Group’s strategy in acquiring a stakeholding in Jewel Bank as part of its Genius Act plans, the regulatory advantage conferred by Bermuda’s Digital Asset Business Act (2018), which established the world’s first digital asset banking license regime seven years before the US GENIUS Act, and the investment thesis for public market investors seeking exposure to the intersection of regulated banking and digital asset infrastructure.

Genius Group’s AI education ecosystem driving accelerating revenue and operational profitability with multiple levers for continuing growth

In light of the American Ventures and Jewel Bank transaction, the updated GNS Investor Presentation provides a comprehensive overview of Genius Group’s AI-powered education ecosystem, its financial performance, and its strategic roadmap for 2026 and beyond. The Company operates through three integrated business units: Genius School, Genius Academy, Genius Resorts and now Jewel Bank, which combine into a Genius City lifelong learning campus model with its own blockchain based sovereign fund, serving 6.1 million students and users across more than 100 countries.

GNS Investor Presentation: AI-Powered Education and Accelerating Growth

Key highlights from the GNS Investor Presentation include:

●	171% Revenue Growth in Q1 2026: Q1 2026 operating revenue was up 171% year-over-year, with gross profit growth of 228% to $2.0 million and positive Adjusted EBITDA of $0.6 million, marking the Company’s continued operational profitability following its Q4 2025 milestone.

●	Full Year 2025 Results: Pro forma revenue of $13.6 million (80% growth), gross profit of $4.9 million (110% growth), total assets of $137 million, and revenue per paying student of $1,856: A 1,053% increase reflecting the Company’s shift to higher-value education programs.

●	2026 Revenue Guidance: The Company expects revenue of $20 million to $22 million and positive Adjusted EBITDA of $1.5 million to $2.0 million in 2026, reflecting continued growth across all three business units.

●	Share Retirement Program: 30.1 million shares have been identified for retirement, equivalent to 25.8% of the public float, with the projected share count reducing to 116.7 million shares after anticipated retirements and insider holdings.

●	Bitcoin Loyalty Program: The Company has expanded its Bitcoin Loyalty Program to 18.6 million shares, with a $0.10 per share loyalty payment payable in Bitcoin or cash to shareholders who hold their shares in book entry form at the Company’s share transfer agent.

●	Legal Progress: The Company’s ICC Arbitration resulted in the awarded return of 7.4 million shares and an $8 million cash award. The Company has also filed lawsuits including a RICO complaint and class action against alleged market manipulation, claiming combined damages exceeding $1 billion.

●	Post-GENIUS Act Strategy: The presentation outlines Genius Group’s plans to become a Permitted Payment Stablecoin Issuer, launch GEMs (Genius Education Merits) - blockchain-based tokens rewarding students for learning - and build Digital Asset Service Provider capabilities integrating its AI education platform with Jewel Bank’s digital banking infrastructure.

The presentation also features the Company’s experienced leadership team, including Board Advisors Robert Kiyosaki, author of Rich Dad Poor Dad, and Saifedean Ammous, author of The Bitcoin Standard.

Roger James Hamilton, Founder and CEO of Genius Group, commented:

“These two updated investor presentations tell the story of where Genius Group is heading. The Jewel Bank presentation shows how we are entering the $1.9 trillion to $4 trillion stablecoin market through a fully-licensed digital bank, with American Ventures as our strategic partner.”

“The GNS presentation shows how our AI education platform is delivering accelerating revenue growth and operational profitability, while building the infrastructure to connect education with digital banking through GEMs, blockchain credentials, and stablecoin-powered student finance.”

“With the GENIUS Act now signed into law, we believe GNS offers investors a unique opportunity at the intersection of AI education and regulated digital banking — the two fastest-growing sectors in global technology and finance.”

Both presentations are available at ir.geniusgroup.net and are being filed with the SEC as a 6-K.

Compliance with NYSE Company Guide

As previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed on March 9, 2026 with the Securities and Exchange Commission, the audited financial statements contained an unqualified audit opinion from its independent registered public accounting firm that included an explanatory paragraph related to the Company’s ability to continue as a going concern. See further discussion in the footnotes to the Company’s financial statements included in the Company’s Annual Report on Form 20-F. This announcement is being made to comply with the NYSE American LLC Company Guide Section 610(b), which requires public announcement of the receipt of an audit opinion containing a going concern paragraph. This announcement does not represent any change or amendment to the Company’s financial statements or to its Annual Report on Form 20-F for the year ended December 31, 2025.

The Company filed its Annual Report for the year ended December 31, 2025 on Form 20-F, with the SEC on March 9, 2026. A full copy is available at https://ir.geniusgroup.net/sec-filings/annual-reports. A hard copy of the Annual Report is available from the Company upon written request at investor@geniusgroup.ai.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Non-IFRS Financial Measure

We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Contacts

For enquiries, contact investor@geniusgroup.ai